Exhibit 99.1

TRILLION ENERGY INTERNATIONAL INC.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

(Form 51-101F1)

For the Year Ended December 31, 2023

TABLE OF CONTENTS

PART 1:	INTRODUCTION

PART 2:	DISCLOSURE OF RESERVES DATA

PART 3:	PRICING ASSUMPTIONS

PART 4:	RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

PART 5:	ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Undeveloped Reserves

Significant Factors or Uncertainties Affecting Reserve Data

Future Development Costs

PART 6:	OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

Properties with No Attributed Reserve

Forward Contracts

Tax Horizon

Cost Incurred

Exploration and Development Activities

Additional Information Concerning Abandonment and Reclamation Costs

Production History

Part 7:	OPTIONAL DISCLOSURE OF CONTINGENT RESOURCES DATA

Part 8:	NOTES

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Part 1 – Introduction

The effective date of the information being provided in this statement is December 31, 2023, unless otherwise indicated. The preparation date of such information is April 2024.

In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, the tables contained in this filing are a summary of the oil and natural gas reserves and the value of future net revenue of Trillion Energy International Inc. (the “Company” or “Trillion”) as evaluated by GLJ Ltd. (“GLJ”) effective as at December 31, 2023, based on their reports (the “GLJ Reports”). GLJ is an independent qualified reserves evaluator and auditor.

The GLJ Report dated April 11, 2023, evaluated Trillion reserves for the South Akcakoca Sub-Basin (SASB) gas field and the Cendere oil properties both located in Turkey.

It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the Company’s reserves estimated by GLJ represent the fair market value of those reserves. The recovery and reserve estimates of the Company’s oil and natural gas reserves provided are estimates only there is not guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided.

In preparing this report, GLJ relied upon certain factual information and data furnished by the Company with respect to ownership interests, oil and natural gas production, historic costs of operation and development, product prices, agreements relating to current and future operations, sales of product and other relevant data. The extent and character of all factual information and data supplied were relied upon by GLJ in preparing their report and was accepted as represented without independent verification. GLJ relied upon representations made by the Company as to the completeness and accuracy of the data provided and that no material changes in the performance of the properties has occurred nor is expected to occur, from that which was projected in this report, between the date that the data was obtained for this evaluation and the date of this report, and that no new data has come to light that may result in a material change to the evaluation of the reserves presented in this report.

The evaluation has been conducted within GLJ’s understanding of petroleum legislation, taxation and other regulations that currently apply to these interests.

The evaluation reflects GLJ’s informed judgement based on the Canadian Oil and Gas Evaluation Handbook Standards but is subject to generally recognized uncertainties associated with the interpretation of geological, geophysical and engineering data. The reported hydrocarbon resource volumes are estimated based on professional engineering judgement and are subject to future revisions, upward or downward, as a result of future operations or as additional information become available.

Advisories – Future Net Revenue

The estimates of future net revenue in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and cost assumptions will be attained, and material variances could result. There is no guarantee that the estimates for oil and natural gas reserves provided will be recovered. Actual oil and natural gas volumes recovered may be greater or less than the estimates provided.

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Part 2 – Disclosure of Reserve Data

The following tables are prepared from information contained in the GLJ Report as of December 31, 2023. Some of the numbers in the tables may not add due to rounding.

Notes: See definitions of “proved”, “probable” and “possible” reserves on page 5 of this document.

Notes: See definitions of “proved”, “probable” and “possible” reserves on page 5 of this document.

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Notes: See definitions of “proved”, “probable” and “possible” reserves on page 5 of this document.

Notes: See definitions of “proved”, “probable” and “possible” reserves on page 5 of this document.

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Notes to Evaluation of Reserves and Future Net Revenues:

1.	“Gross Reserves” are the Company’s working interest share before deduction of royalties. “Net Reserves” are the Company’s working interest share after deduction of royalty obligations.

2.	“Proven” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. There is a 90% probability that the actual remaining quantities recovered will equal or exceed the estimated proved reserves.

3.	“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

4.	“Possible” reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

5.	“Developed” reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production.

6.	“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

7.	“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

8.	“Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must fully meet the requirements of the reserve’s classification (proved, probable) to which they are assigned.

Part 3 – Pricing Assumptions

The following table details the benchmark reference prices used in the evaluation of the properties in which the Company had reserves as at December 31, 2023, and are reflected in the reserves data disclosed above under “Part 2 – Disclosure of Reserve Data”. The prices are provided by GLJ, which is an independent qualified reserves evaluator.

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Table 3.2:

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Part 4 – Reconciliation of Changes in Reserves

The following table sets forth a reconciliation of the year over year changes in the Company’s gross reserves based on the forecast price and cost assumptions.

Notes: See definitions of “proved”, “probable” and “possible” reserves on page 6 of this document.

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Part 5 – Additional Information Relating to Reserve Data

5.1 Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook.

Table 5.1.1(a) provides a summary of the proved undeveloped reserves first attributed during the current fiscal year and the Company’s total at the current year-end effective date.

Approximately 100 percent of the proved undeveloped reserves are scheduled to be developed within the next four years. An outlined of capital costs scheduled after 2023 is provide below under Item 5.3.

Table 5.1.2(a) provides a summary of the probable undeveloped reserves first attributed during the current fiscal year and the Company’s total at the current year-end effective data.

Approximately 100 percent of the probable undeveloped reserves are scheduled to be developed within the next four years. An outlined of capital costs scheduled after 2023 is provide below under Item 5.3.

5.2 Significant Factors or Uncertainties Affecting Reserves Data

The estimation of reserves requires significant judgment and decisions based on available geological, geophysical, engineering, and economic data. These estimates can change substantially as additional information from ongoing development activities and production performance becomes available and as economic and political conditions impact oil and gas prices and costs change. The Company’s estimates of its reserves are based on current production forecasts, prices, and economic conditions. All the Company’s reserves have been evaluated by GLJ, an independent engineering firm.

As circumstances change and additional data becomes available, reserve estimated also change. Based on new information, reserves estimated are reviewed and revised, either upward or downward, as warranted. Although every reasonable effort has been made by the Company to ensure that the estimates of its reserves are accurate, revisions may arise as new information becomes available. As new geological, production and economic data is incorporated into the process of estimating reserves, the accuracy of the reserves estimate improves.

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Certain information regarding the Company set forth in this report, including management’s assessment of the Company’s future plans and operations contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These risks include, but are not limited to: commodity prices and exchange rates; oil and gas industry related risks that could include, but are not limited to, operational risks in exploration, development and production, delays or changes in plans; risks associates with the uncertainty of reserve estimated; health and safety risk; political, social, fiscal, legal and economic risks; the effects of regulations (including environment regulation) and changes in regulatory regimes; and the uncertainty of estimates and projections of production, costs and expenses. Competition from other producers, the lack of available qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources are additional risks the Company faces in this market. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward- looking statements and accordingly, no assurance can be given that any events anticipated by the forward- looking statements will transpire or occur, and if any of them do, what benefits the Company may derive therefrom. The reader is cautioned not to place undue reliance on this forward- looking information.

The Company anticipates that any future exploration and development costs associated with its reserves will be financed initially primarily through debt and equity financing and including internally-generated cash flow.

5.3 Future Development Costs

Part 6 – OTHER OIL AND GAS INFORMATION

6.1 Oil and Gas Properties & Wells

CENDERE OIL FIELD (Turkey)

Cendere oil Field is located onshore in Turkey. Cendere has 25 wells of which 17 wells are producing. The Turkish Petroleum Corporation (“TPAO” – Turkiye Petrolleri Anonim Ortakligi) is the operator of Cendere. The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. The 27.5o API oil is produced from 16 wells and collected at the Cendere gathering station. From there the oil is transported to the TPAO Karakus processing facility which then is transported onwards to the BOTAS operated pipeline (State owned Petroleum Pipeline Corporation). On December 31, 2023, the Company net (after royalty) oil production was 82 bopd.

The Cendere Oil Field exploitation permit consists of 1,168 hectares (net 229 hectares) and has the expiry date of July 2031.

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SASB OFFSHORE GAS FIELD (Turkey)

South Akcakoca Sub-Basin (SASB) gas field is offshore Turkey in the Black Sea. SASB has 15 (two of them dual completed) wells of which 3 are producing. TPAO is the operator of SASB. The Company’s interest is 49%.

The SASB consisted of four producing legacy gas fields, each with a production gas platform which are tied into an onshore gas production facility through subsea pipelines. The 12” subsea pipeline transports the gas to the onshore Cayagzi gas plant. The gas plant at Cayagzi is capable of processing 75 MMcf gas per day. Sales gas is exported by an 18.6 kilometre long 16” onshore pipeline, which ties into the main national gas transmission network operated by BOTAS. Historically, gas has been produced at rates of as high as 30 MMcf/d and total production to date from the four fields is more than 42.1 Bcf.

The Company in 2022/2023 drilled 5 news wells that tied in five new gas fields from which new production is being gotten from.

On December 31, 2023, the Company net gas production was 1.93 MMcf/day from 3 producing wells. The other wells are being fitted with small tubing and in some cases water pumps to increase production. The production license for SASB is covered by a modern 223 square kilometre 3D survey. There are two additional gas discoveries in SASB that have not yet been developed. Also, there are several additional prospects defined by 3D seismic.

The SASB permit consists of 12,385 hectares (net 6,068 hectares) and has the first term expiry date of November 9th, 2030 which can be extended to 2050 if the field is in production.

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6.2 Properties with No Attributed Reserves

BAKUK GAS FIELD (Turkey)

The Bakuk Gas Field is onshore Turkey near the Syrian border and consists of one gas well that produced 1.04 Bcf of gas before shut-in June 2016 after production declined to 95 mcf/day. The Company was operator with its 50% interest and TransAtlantic is 50% partner. The Company sold Bakuk to TransAtlantic with effective date of December 29th, 2022 for US$100,000 and retain a 3.75% ORRI.

VRANINO 1-11 (Bulgaria)

In October 2010, the Company was awarded an exploration permit for the “Vranino 1-11 Block”, a 38,663 hectare oil and gas exploration land located onshore in Dobrudja Basin, Bulgaria, by the Bulgarian Counsel of Ministers. The Company has 100% interest in Vranino. On April 1, 2014, the Company entered into an Agreement for Crude Oil and Natural Gas Prospecting and Exploration in the Vranino 1-11 Block with the Ministry of Economy and Energy of Bulgaria (the “License Agreement”). The initial term of the License Agreement is five years. This five-year period will commence once the Bulgarian regulatory authorities approve the Company’s work program for the permit area. The License Agreement provides for possible extension periods for up to five additional years during the exploration phase, as well as the conversion of the License Agreement to an exploitation concession, which can last for up to 35 years. Under the License Agreement, the Company will submit yearly work program that is subject to the approval of the Bulgarian regulatory authorities.

The Company’s commitment is to perform geological and geophysical exploration activities in the first 3 years of the initial term, followed by drilling activities in years 4 and 5 of the initial term. The Company is required to drill 10,000 metres of new wellbore (which may be vertical, horizontal or diagonal) and conduct other exploration activities during the initial term.

Pursuant to the License Agreement, the Company is obligated to incur minimum costs during the initial term as follows:

(i)	$925,000 US for the Exploration and Geophysical Work Stage, and

(ii)	$3,675,000 US for the Data Evaluation and Drilling Stage.

In addition, during the term of the License Agreement, the Company is obligated to pay an annual land rental fee of 15,897 BGN (US $8,584 based on the exchange rate of 0.54 Lev to Dollar). The Company is permitted to commence limited production during the initial term of the License Agreement. Upon confirmation of a commercial discovery, the Company is entitled to convert the productive area of the license to an exploitation concession that may last for up to 35 years provided that the minimum work commitments are satisfied.

Before the license for the Bulgarian project is “effective”, the Company’s overall work program and first year annual work program must be approved by both the Bulgarian environmental ministry and the energy ministry. On August 26, 2014 the Bulgarian environmental agency approved the Company’s overall work program and first year annual work program. A number of parties appealed the decision of the environmental agency and an appeal proceeding was commenced before a three-judge administrative panel. The three-judge panel issued a decision on February 3, 2017 in which it was ruled that the environmental agency had failed to follow its own regulations in approving the Company’s work programs. Both the environmental agency and the Company have appealed the decision to a five-judge panel whose decision will be final. A final decision was issued in favor of the Company during 2017.

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6.2.1 Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

The Company has land holdings with no attributed reserves for future exploration and development that are pending the geoscience and engineering analysis to identify and evaluate future prospects. These exploration and development activities are pending in part on government approval and the availability of future capital.

6.3 Forward Contracts

The Company has no forward contracts.

6.5 Tax Horizon

Based on after tax economic forecasts prepared by GLJ, income taxes are not payable by the Company in the total proved reserves category and are payable in 2022 in the total proved plus probable reserves category. After tax revenue projections are provided in the After-Tax Analysis section of this report.

6.6 Costs Incurred

(a) Property acquisition costs

There were no property acquisition costs in 2023

(b) Exploration Costs

There were exploration costs in 2023.

(c) Development Costs

There were development costs in 2023.

6.7 Exploration and Development Activities

Exploration or Development Activities occurred in 2023.

Future activities

The Company has developed a strategy to develop the unproduced discoveries.

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6.8 Production Estimates

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6.9 Production History

Cendere Oil Field

SASB Gas Field

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENT

Certain statements contained in this Statement of Reserves constitute forward-looking statements under applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “predict”, “project”, “should”, “target”, “will”, or similar words suggesting future outcomes or language suggesting an outlook> Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, including that the reserves and resources described can be profitable produced in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes that expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements and information in this Statement of Reserves include, but are not limited to, statements with respect to:

●	drilling plans and timing of drilling and testing of wells;

●	productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production;

●	drilling, completion and facilities costs;

●	results of various projects of the Company;

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●	timing of development of undeveloped reserves

●	transportation arrangements and markets for oil and/or gas produced from the Company’s properties;

●	the performance and characteristics of the Company’s oil and natural gas properties;

●	the quantity of oil and natural gas reserves and resources;

●	capital expenditure programs;

●	supply and demand for oil and natural gas and commodity prices;

●	expected levels of royalty rates, operating costs, general administrative costs, costs of services and other costs and expenses;

●	treatment under governmental regulatory regimes and tax laws; and

Although the Company believes that the assumptions and expectations reflected in the forward-looking statements and information are reasonable, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements. Consequently, there is no representation by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements and information. The factors or assumptions of which the forward-looking information is based include:

●	the Company’s projected capital investment levels;

●	the flexibility of capital spending plans and the associated source(s) of funding;

●	the expertise of management of the Company in contributing to increased production volumes and the success and revenues of the Company; and

●	estimates of quantities of oil and natural gas from properties and other sources not currently classified as proved reserves.

Some of the risks and other factors, some of which are beyond the Company’s control, which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Statement of Reserves include, but are not limited to:

●	competition within the oil and natural gas industry for, among other things, capital, and skilled personnel;

●	environmental risks and hazards associated with the oil and gas industry;

●	adverse weather conditions in areas where the Company conducts operations;

●	variations in foreign exchange rates and interest rates;

●	the availability of certain equipment and services and the Company’s access to such equipment and services;

●	political, social, fiscal, legal and economic risks in the countries in which the Company operates;

●	the early stage of some of the Company’s operations;

●	risks associated with the exploration, development and production of the Company’s interests, including geological, technical, drilling and processing problems and other difficulties in producing reserves and failure to realize anticipated benefits of exploration activities;

●	the effects of regulations (including environmental regulation) and changes in regulatory regimes in the countries in which the Company operates;

●	the risks and effects of sanctions of the U.S. government on the Company’s interests in Turkey;

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●	risks associated with the Company’s reliance on its third party operators;

●	uncertainties regarding the interpretation and application of foreign laws and regulations; and

Readers are cautioned that the foregoing lists are not exhaustive. The factors and risks set out in these lists are difficult to predict and the assumptions used in the development of the forward-looking information contained herein, although considered reasonably accurate at the time of development, may prove to be incorrect or incomplete. Furthermore, the forward-looking statements contained in this Statement of Reserves are made as of the date hereof, and the Company undertakes no obligation, except as required by applicable securities laws, to update publicly or to revise any of the included forward-looking statements, whether as result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Abbreviations

The Abbreviations set forth below have the following meanings:

Use of Equivalence

Equivalencies, whether barrel of oil equivalent (boe) or Thousand Cubic Feet equivalent on the basis that 1 barrel of oil is equivalent to 6 Mcf of natural gas may be misleading, particularly if used in isolation. A conversion ratio of 1 barrel of oil for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Currencies

Unless otherwise indicated, references to “dollars” or “$”, whether as a stand along quantity or per unit basis (for example per $/bbl, $/Mcf, etc.) are to U.S. dollars.

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